FOR IMMEDIATE RELEASE

3SBio and Panacor Bioscience Enter Collaboration and License Agreement to Develop and Commercialize Nephoxil for Hyperphosphatemia

SHENYANG, CHINA - February 8, 2010 - 3SBio Inc. (NASDAQ: SSRX) ("3SBio" or the "Company"), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced a collaboration and license agreement with Panacor Bioscience Ltd. to develop and commercialize its Nephoxil (*registered mark) pharmaceutical product for the treatment of hyperphosphatemia in China.

Nephoxil (ferric citrate) is a differentiated, iron-based phosphate binder for the treatment of hyperphosphatemia (elevated phosphate levels) in patients with end stage renal disease (ESRD). Nephoxil is free of aluminum, lanthanum and calcium, and is not polymer-based. Due to the deterioration of kidney function, ESRD patients are unable to excrete phosphorus effectively even through frequent dialysis, and almost all patients require daily phosphate binder intake to control body phosphate levels. If not treated, hyperphosphatemia could lead to serious or fatal complications such as bone deformation (renal osteodystrophy), coronary calcification, heart disease, stroke and cardiovascular diseases which account for about half of the causes of death in the ESRD population. China represents a large and rapidly growing market with approximately 12 million Stage 3 and 4 chronic kidney disease (CKD) patients, and over 91,000 dialysis patients.

Nephoxil has completed Phase II clinical development programs, including a dose-ranging study, a high dose safety and tolerability study and an open-label extension study, with compelling clinical data. Nephoxil is developed globally and is entering Phase III clinical development in the United States, Japan and Taiwan.

Under the terms of the agreement, Panacor Bioscience will grant 3SBio exclusive commercialization rights to Nephoxil in China. Panacor Bioscience will receive an upfront equity investment of US$1 million and royalties on future product sales. 3SBio will be responsible for the cost of clinical development, registration, manufacturing and commercialization of Nephoxil in China. The agreement is subject to final approval by Taiwan's regulatory authorities, including the Investment Commission of the Taiwan Ministry of Economic Affairs.

"We are excited to extend the franchise of Nephoxil into one of the most important markets for chronic kidney disease. We are very pleased to enter the relationship with 3SBio which has a proven track record of developing and marketing innovative pharmaceutical products in China," said Winston Town, Chief Executive Officer of Panacor Bioscience Ltd.

"Given the limitation of existing phosphate binders in China, Nephoxil has the potential to improve the phosphate management of the growing number of CKD patients in China. We are optimistic about this new addition to our nephrology franchise and look forward to working with Panacor Bioscience as we start the SFDA approval process," said Dr. Jing Lou, Chief Executive Officer of 3SBio Inc.

About 3SBio Inc.
3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

About Panacor Bioscience Ltd

Panacor Bioscience Ltd. is an emerging biopharmaceutical company focused on the development of innovative drug products that address unmet medical needs. Panacor possesses the expertise to develop its products for global registration and maximum commercial potential. Panacor has built a significant product pipeline that can enter into various stages of clinical development. Its lead product, Nephoxil, is entering Phase III clinical study and in global collaboration with multiple renowned pharmaceutical partners.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business factors and uncertainties that could cause actual results to differ materially from those projected or anticipated, including factors related to: the risks related to 3SBio's ability to successfully initiate and complete clinical trials for Nephoxil in China, including the risk that clinical trials conducted by Panacor Bioscience for Nephoxil in the U.S., Taiwan or elsewhere could produce negative results which adversely affect 3SBio's trials and registration; the risk that the Taiwan Ministry of Economic Affairs may not approve the collaboration and license agreement in a timely manner or at all; 3SBio's ability to commercialize and effectively market Nephoxil in China in a cost effective manner or at all; uncertainty as to hospital or patient demand for 3SBio's products; uncertainties regarding 3SBio's ability to obtain favorable insurance coverage and pricing for Nephoxil, if approved by the SFDA; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the P.R.C. government and changes in the healthcare insurance sector in the P.R.C.; fluctuations in general economic and business conditions in China; and other risks outlined in 3SBio's filings with the Securities and Exchange Commission. 3SBio does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Contacts

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com

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